Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

Announcement on the Resolutions of the Sixth Meeting of the Fourth Session of the Board

of Directors of China Life Insurance Company Limited

The sixth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 27, 2013 at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 11, 2013. Nine of the Company’s eleven directors attended the Meeting. Executive directors Yang Mingsheng, Wan Feng, Lin Dairen and Liu Yingqi, non-executive director Zhang Xiangxian, and independent directors Sun Changji, Tang Jianbang, Bruce D. Moore and Anthony Francis Neoh attended the Meeting in person. Non-executive directors Miao Jianmin and Wang Sidong were on leave for business and authorized in writing executive director Wan Feng and non-executive director Zhang Xiangxian, respectively, to cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Directors of the Company.

The Meeting was presided over by Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on the Nomination of Mr. Liu Anlin as the Vice President of the Company

The independent directors gave their consenting, independent opinions on the proposal. Mr. Liu Anlin’s qualification and appointment as the Vice President of the Company is subject to the approval of the China Insurance Regulatory Commission (CIRC). Please see Appendix A for Mr. Liu Anlin’s biography.

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal on the Nomination of Mr. Yang Zheng as the Chief Financial Officer of the Company

The independent directors gave their consenting, independent opinions on the proposal. Mr. Yang Zheng’s qualification and appointment as the Chief Financial Officer of the Company is subject to the approval of the CIRC. Please see Appendix B for Mr. Yang Zheng’s biography.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Passed the Proposal on the 2012 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 11 for, 0 against, with no abstention

4.	Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2012

After review and discussion, the Board approved the proposal, which includes the 2012 Annual Financial Statements prepared in accordance with PRC GAAP, the 2012 Financial Statements prepared in accordance with IFRS, the 2012 Report on Participating Insurance Products, the 2012 Report on Balance Sheet of Assets in Foreign Currencies, the 2012 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2012 Report on Changes in Accounting Estimates. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2012 Annual Shareholders’ Meeting for approval.

The Board reviewed and discussed the changes in accounting estimates referred to in the 2012 Annual Financial Reports. In 2012, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets.

On December 31, 2012, the Company re-examined the above assumptions based on current information. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into this year’s income statement. As of December 31, 2012, such changes in accounting estimates resulted in a decrease in liability reserves for life insurance products by RMB 505 million and an increase in liability reserves for long-term health insurance products by RMB 187 million, and resulted in an increase in profit before tax by RMB 318 million.

PricewaterhouseCoopers issued a dedicated report on the changes in accounting estimates of the Company for the year of 2012.

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2012

After review and discussion, the Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2012, including Financial Summary, Management Discussion and Analysis, Report of the Board of Directors, Report on Significant Matters, Report on Corporate Governance, Financial Reports and Embedded Value, Summary of A Share Annual Report, H Share Annual Results Announcement and other related matters.

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on the Profit Allocation for the Year of 2012

In accordance with the Company Law and other applicable PRC laws, and the AOA, the Company shall withhold 10% of the after-tax profit for the year ended December 31, 2012 as statutory reserves amounting to RMB 1,107 million and general risk reserves amounting to RMB 1,107 million, respectively. The Board will submit the proposal on the following matters to the 2012 Annual Shareholders’ Meeting for approval: after the allocation of RMB 1,107 million (being 10% of its after-tax profit for 2012) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.14 per share, totaling approximately RMB 3,957 million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after tax net profit for 2012 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2012 Annual Shareholders’ Meeting for approval.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal on Financial Report on Solvency and Assessment Report on Solvency Management in 2012

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal on the Annual Audit Fees for the Year of 2012

The Board approved that the audit fees to be paid to the auditor of the Company for 2012 is RMB 63.90 million. The Board agreed to submit this proposal to the 2012 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their consenting, independent opinions on this proposal. The Board agreed to submit this proposal to the 2012 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal on the Compensation for the Senior Management

The independent directors gave their consenting, independent opinions on this proposal.

Voting result: 11 for, 0 against, with no abstention

11.	Passed the Proposal on the execution of the Regular Related Party Transaction Framework Agreement between the Company and China Guangfa Bank

Affiliated director, Wan Feng, abstained from voting on this proposal. The independent directors gave their consenting, independent opinions on this proposal. The Board agreed to submit the maximum amount specified in the Regular Related Party Transaction Framework Agreement to the 2012 Annual Shareholders’ Meeting for approval. Please refer to a separate announcement on Form 6-K filed on the same date of this announcement for the details of this transaction.

Voting result: 11 for, 0 against, with no abstention

12.	Passed the Proposal on 2012 Board of Directors Report

The Board agreed to submit this proposal to the 2012 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

13.	Passed the Report on the Performance of Independent Directors in 2012

Commission File Number 001-31914

The Board agreed to submit this proposal to the 2012 Annual Shareholders’ Meeting for approval. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

14.	Passed the Proposal on the Amendment of the AOA of the Company

The Board agreed to submit this proposal to the 2012 Annual Shareholders’ Meeting for approval. Please see Appendix C for the proposed amendment to the AOA.

Voting result: 11 for, 0 against, with no abstention

15.	Passed the Report on Related Party Transactions of the Year of 2012 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2012

The Board agreed to submit this proposal to the 2012 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

16.	Passed the Proposal on Convening the 2012 Annual Shareholders’ Meeting

An announcement of the 2012 Annual Shareholders’ Meeting will be made separately.

Voting result: 11 for, 0 against, with no abstention

17.	Passed the Proposal on the Guidelines for Investments Entrusted by the Company to China Life Asset Management Company Limited for the Year of 2013

Voting result: 11 for, 0 against, with no abstention

18.	Passed the Proposal on the Guidelines for Investments Entrusted by the Company to China Life Franklin Asset Management Company Limited for the Year of 2013

Voting result: 11 for, 0 against, with no abstention

19.	Passed the Proposal on the Guidelines for Investments Entrusted by the Company to China Life Investment Holding Company Limited for the Year of 2013

Voting result: 11 for, 0 against, with no abstention

20.	Passed the Proposal on the Nomination of Candidates for the Board of Directors of China Life Property and Casualty Insurance Company Limited

Voting result: 11 for, 0 against, with no abstention

21.	Passed the Proposal on the Nomination of Candidates for the Board of Directors of China Life Pension Company Limited

Voting result: 11 for, 0 against, with no abstention

22.	Passed the Proposal on the Nomination of Candidates for the Executive Director and Vice President of China Guangfa Bank

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

23.	Passed the Proposal on the Application for Issuing Relevant Letter of Guarantee by Extending Bank Credit and Corporate Account Overdraft Authorization

Voting result: 11 for, 0 against, with no abstention

24.	Passed the 2012 Social Responsibility Report of the Company

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

25.	Passed the 2012 Compliance Report of the Company

Voting result: 11 for, 0 against, with no abstention

26.	Passed the Proposal on the Review of the Internal Audit Work of the Company for the Year of 2012

Voting result: 11 for, 0 against, with no abstention

27.	Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2012

Voting result: 11 for, 0 against, with no abstention

28.	Passed the Proposal on the 2012 Assessment Report on Internal Control of the Company (A Share)

The Company engaged PricewaterhouseCoopers to review the internal control over the financial reporting of the Company, and received from PricewaterhouseCoopers an unqualified opinion on the validity of the internal control over the financial reporting of the Company as of December 31, 2012. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

29.	Passed the Report on Anti-Money Laundering Work in 2012

Voting result: 11 for, 0 against, with no abstention

Please see notice and materials for the 2012 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2012 Annual Shareholders’ Meeting for approval.

Board of Directors of China Life Insurance Company Limited

March 27, 2013

Commission File Number 001-31914

Appendix A

Biography of Mr. Liu Anlin

Mr. Liu Anlin, born in September 1963, became a member of the Party Committee of the Company in February 2013, with concurrent appointment as the Party Secretary and General Manager of the Beijing Branch of the Company. From December 2012 to February 2013, Mr. Liu was the Person-in-Charge (with equivalent rank as Assistant President of the Company) of the Beijing Branch of the Company. From 2009 to 2012, Mr. Liu was the Party Secretary and General Manager of the Jiangsu Branch of the Company (with equivalent rank as Assistant President of the Company). From 2006 to 2009, Mr. Liu was the Chief Information Technology Officer of the Company (with equivalent rank as Assistant President of the Company), with concurrent appointment as the Party Secretary and General Manager of the Beijing R&D Center in 2008. From 2003 to 2006, Mr. Liu was the General Manager of the Information Technology Department of the Company. Previously, Mr. Liu had assumed various posts as Person-in-Charge of the Information Technology Department of the Company, Deputy General Manager of the Personnel Department of the Company, Assistant General Manager of the Gansu Branch of the Company, and Head of the Computer Department (in charge). Mr. Liu graduated from Mathematics and Mechanics Department of Lanzhou University (majored in computer mathematics), and obtained a Bachelor’s degree in Science in 1985. He also obtained a Master’s degree in Business Administration from Tsinghua University in 2006. Mr. Liu is a Senior Engineer.

Commission File Number 001-31914

Appendix B

Biography of Mr. Yang Zheng

Mr. Yang Zheng, born in May 1970, became the Qualified Accountant of the Company in 2006. He served as Assistant General Manager, Deputy General Manager and General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009, and has been a Director of Sino-Ocean Land Holdings Company Limited since 2011. Mr. Yang was Senior Financial Analyst of MOLEX in the United States between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in Electrical Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained an MBA from Northeastern University (United States) in 2000. Mr. Yang is a member of the American Institute of Certified Public Accountants (AICPA) and the Association of Chartered Certified Accountants (ACCA).

Commission File Number 001-31914

Appendix C

Proposed Amendment to the AOA

Article 218 of the AOA

Original clause:

The Company shall appoint receiving agents for the holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends that have been declared by the Company on behalf of such holders and all other amounts payable to such shareholders.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the place or the relevant regulations of the stock exchange where the Company’s shares are listed. The receiving agents appointed for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Reason to amend:

According to paragraph 3(2) of Appendix 3 (“Articles of Association”) and rule 19A.47 of the Main Board Listing Rules of the Hong Kong Stock Exchange, the AOA shall specify that the company may exercise the power to forfeit unclaimed dividends, provided that such power shall not be exercised until after the expiration of the applicable limitations period.

Revised clause:

The Company shall appoint receiving agents for the holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends that have been declared by the Company on behalf of such holders and all other amounts payable to such shareholders.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the place or the relevant regulations of the stock exchange where the Company’s shares are listed. The receiving agents appointed for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Subject to the requirements under relevant laws, regulations and rules of the PRC and applicable rules of the securities regulatory authority of the jurisdiction where the Company’s shares are listed, the Company may exercise the power to forfeit unclaimed dividends, provided that such power shall not be exercised until after the expiration of the applicable limitations period.